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03037019

81-3-5251-0201

October 30, 2003

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Olympus Corporation (f/k/a Olympus Optical Co., Ltd.)
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (formerly known as Olympus Optical Co., Ltd.; the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Effective October 1, 2003, the Company has changed its name from Olympus Optical Co., Ltd. to Olympus Corporation. In connection therewith, the Company has distributed, without preparing an English translation, a Japanese-language notice to its common stock holders on September 30, 2003 regarding the change of name and procedures for the replacement of share certificates. An English summary of the notice is hereby furnished below:

- Notice concerning replacement of share certificates in connection with the change of company name, as distributed to common stock holders on September 30, 2003
  - Effective October 1, 2003, the Company (Olympus Optical Co., Ltd.) will change its name to Olympus Corporation.
  - Shares certificates for Olympus Optical Co., Ltd. will be replaced with share certificates for Olympus Corporation.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

10/31

- No share certificates will be issued for shares constituting less than a full unit (1,000 shares), as provided in the Articles of Incorporation of the Company.
- Shareholders who have deposited their shares with the central clearing system or who have elected not to have share certificates issued, among others, do not need to have their share certificates replaced.
- Detailed instructions and forms for the replacement of share certificates.

In addition, the Company has amended its corporate registry to reflect its change of name, which has been made public pursuant to the law of Japan.

- Corporate registry, lasted updated on October 1, 2003, setting forth, among other things, the name, address of principal office, business purpose, par value of shares, authorized capital, number of outstanding shares, and names of board directors and corporate auditors of the Company.

Between September 17, 2003 and October 14, 2003, the Company issued three press releases for which an English version has been prepared, which are enclosed herewith. Additionally, between September 4 and October 21, 2003, the Company issued twenty-three Japanese-language press releases for which no English version or translation have been prepared. We have therefore furnished English summaries of these untranslated press releases below:

- Press release, dated September 4, 2003, regarding the attainment of "zero-emission" by the Company's five major development and manufacturing facilities in Japan.

- Press release, dated September 9, 2003, regarding a joint experiment by the Company, the Asahi Shimbun, the Mainichi Shimbun and the Yomiuri Shimbun to distribute audio news on mobile phones.

- Press release, dated September 11, 2003, regarding the launch of the "Olympus Zuiko Club", a membership-based service for Olympus-brand film and digital camera users.

- Press release, dated September 11, 2003, regarding the launch of a new service to provide biochemical test solutions to hospitals based on a "pay per reportable test" system.

- Press release, dated September 18, 2003, regarding the certified compliance with sick house standards by a inkjet printed wall paper product jointly marketed by the Company and Lintec Corporation.

- Press release, dated September 25, 2003, regarding the introduction of the "EndoArm" endoscopic system for neurosurgery.

- Press release, dated September 26, 2003, regarding the installation of a high-tech neon advertisement billboard in the Ginza district of Tokyo.

- Press release, dated September 30, 2003, regarding the introduction of the "SZX7" and "SZ61" microscopes.

- Press release, dated October 1, 2003, regarding the publishing of the Olympus charity calendar for the year 2004 featuring wildlife pictures by photographer Mitsuaki Iwago.

- Press release, dated October 2, 2003, regarding the introduction of the "TURBO MO mini EX IV+" magneto optical disk drive.

- Press release, dated October 2, 2003, regarding the introduction of the "TURBO MO mini V" magneto optical disk drive.

- Press release, dated October 6, 2003, regarding the introduction of the "TURBO MO mini LX II" magneto optical disk drive.

- Press release, dated October 7, 2003, regarding the introduction of the "CAMEDIA X-250", "μ-15 DIGITAL", "μ-25 DIGITAL", "CAMEDIA C-745 Ultra Zoom" and "CAMEDIA C-755 Ultra Zoom" digital cameras and the "CAMEDIA P-10" dye sublimation printer.

- Press release, dated October 7, 2003, regarding the introduction of the "CAMEDIA C-5060 Wide Zoom" digital camera.

- Press release, dated October 7, 2003, regarding the "PT-020" underwater housing for the CAMEDIA C-5060 Wide Zoom digital camera.

- Press release, dated October 7, 2003, regarding the winning of the 2003 Logistics Award by the Company and Olympus Logistics Corporation.

- Press release, dated October 8, 2003, regarding the winning of the 2003 Good Design Award by seven Olympus products.

- Press release, dated October 9, 2003, regarding the introduction of the "CHF TYPE BP260" and "CHF TYPE B260" multi-purpose narrow diameter videoscopes.

- Press release, dated October 10, 2003, regarding the development schedule of lenses for Olympus E system digital SLR cameras.

- Press release, dated October 16, 2003, regarding the launch of a free online download service of stock photos and graphics for users of the "Kuraemon" digital photo album software.

- Press release, dated October 20, 2003, regarding a promotional campaign for the Company's magneto optical disc drive products.

- Press release, dated October 20, 2003, regarding a cash rebate campaign for the Company's "μ-25 DIGITAL" and "μ-15 DIGITAL" cameras.

- Press release, dated October 21, 2003, regarding the development of a 3D/2D video system add-on for the "da Vinci Surgical System" robotic endoscopic system of Intuitive Surgical Inc.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,

Richard C. Kramer /JH

Richard C. Kramer

Enclosures

September 17, 2003

OLYMPUS CELEBRATES FERRARI SCUDERIA F1 SPONSORSHIP WITH LIMITED-EDITION Ferrari DIGITAL MODEL 2003

- The first digital camera in the world to be officially sanctioned by Ferrari S.p.A.
- Sleek, stylish, all-weather metal body with official Ferrari coloring and logo
- Top-class digital camera speed and responsiveness

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of the Ferrari DIGITAL MODEL 2003, a special limited-edition model developed to celebrate Olympus sponsorship of the Ferrari Scuderia Formula One Racing Team. It is the first and only digital camera in the world currently sanctioned by Ferrari S.p.A. Only 10,000 units will be produced, of which 1,000 will be sold in Japan. The camera will be sold by advance order only; orders will be accepted beginning October 10, 2003.

The Ferrari DIGITAL MODEL 2003 is based on the stylish and all-weather μ-20 DIGITAL. It is designed to reflect the beauty and quality that are hallmarks of Ferrari craftsmanship, and is the first digital camera in the world to be officially sanctioned by the Ferrari organization. The body of the camera is finished in distinctive Ferrari Red, and the lens barrier is adorned with the world-famous "Cavallino Rampante - Prancing Horse" logo featured on Ferrari cars and F1 racing machines. When the camera's power is switched on, the built-in color LCD monitor displays the Ferrari name and logo, as well as an image of a Ferrari F1 racing machine. To reflect the fact that this is a limited-edition model with a production run of only 10,000 units, the body of each camera is stamped with its special serial number.

As a limited-edition camera designed to appeal not only to motor sport fans, but to anyone who appreciates the finer things in life, the Ferrari DIGITAL MODEL 2003 comes complete with a high-quality, suede-textured camera case and custom-designed camera strap, both of which are emblazoned with the Ferrari logo. A Certificate of Authenticity bearing the serial number that is stamped on the camera's body is also included, along with a Greeting Card that features autographed photos of Ferrari drivers Michael Schumacher and Rubens Barrichello.

Product Name	MSRP (excluding tax)	Total Production	Japan Sales	Advance Order Start Date (Japan)
Ferrari DIGITAL MODEL 2003	¥80,000	10,000 units	1,000 units	Oct. 10, 2003

Top Features

- A limited-edition model featuring officially sanctioned Ferrari coloring and design accents
- Special packaging includes dedicated accessories with Ferrari design accents
- All the top-class digital camera features of the μ-20 DIGITAL



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< FRONT (Power ON) >

The Birth of the Ferrari DIGITAL MODEL2003

At the start of the 2003 Formula One racing season, Olympus became an official sponsor of the Scuderia Ferrari Marlboro F1 racing team. This partnership between Ferrari and Olympus is an ideal match of corporate philosophies that are typified by an unswerving commitment to accept any challenge in pursuit of the No.1 position.

The Ferrari DIGITAL MODEL 2003 celebrates the bond between these two companies, and is the world's first digital camera to be officially sanctioned by Ferrari. In developing the camera, Olympus respected the beauty and quality of Ferrari design, and its commitment to reliability, in every possible regard. The Ferrari Red finish was subjected to approximately five times as many checks as usual to ensure color accuracy, and the external aluminum parts were hand-polished and given a special coating to ensure a level of luster and durability that are extremely difficult to achieve with ordinary mass-production methods. The result is a camera that accurately reflects the beauty and durability of Ferrari automobile design. Furthermore, both companies applied the same rigorous inspection standards to the camera's accessories.

From this process emerged the Ferrari DIGITAL MODEL 2003, a camera that embodies the No. 1 spirit of Olympus and Ferrari, and of which only 10,000 units will be available worldwide.

Main Features

FERRARI-SANCTIONED COLORING AND DESIGN SPECIFICATIONS

The Ferrari DIGITAL MODEL 2003's Ferrari Red body color reflects the beauty and quality of design, and the reliability, for which Ferrari racing machines are world-famous. Alumite aluminum

coating technologies have been applied to body surface details ensure maximum luster and durability, and the lens barrier features an elegant, high-quality, silver-tone base color, emblazoned with the "Cavallino Rampante –Prancing Horse" Ferrari logo in the center. When the camera is switched on, the built-in LCD monitor displays the Ferrari logo and an image of a Ferrari racing machine. As a limited-edition model with a production run of only 10,000 units, each camera is stamped with a unique production number.

SPECIAL PACKAGING AND FERRARI-SANCTIONED ACCESSORIES

The camera's special commemorative packaging contains a number of accessories that have also been designed and manufactured to Ferrari specifications. The red-toned camera case has a high-quality, suede-like texture, and the flap is adorned with the "Cavallino Rampante – Prancing Horse" Ferrari logo in relief. The camera strap is Ferrari Red in color and also features the Ferrari logo. Also included in the packaging are a Certificate of Authenticity bearing the production number stamped on the camera's body, and – as a special treat for Formula One fans -- a Greeting Card with autographed photos of Ferrari drivers Michael Schumacher and Rubens Barrichello. (Accessories will not be sold separately.)

HIGH-PERFORMANCE µ-20 DIGITAL CAMERA FUNCTIONS

All-Weather Protection

The compact and stylish metal body features exclusive Olympus all-weather technologies that ensure protection equivalent to IEC Standard Publication 529 IPX4 (protection against water splashed from any direction). As a result, the Ferrari DIGITAL MODEL 2003 allows worry-free shooting in rain or snow, and can be used at beaches, pools, ski resorts, and other locations where the use of a digital camera has until now been problematic.

High Image Quality

A compact, high-resolution lens and 4.0-megapixel CCD ensure that the compact Ferrari DIGITAL MODEL 2003 is capable of delivering truly stunning image quality.

Superior Handling and Response

Advanced technologies ensure top-class digital camera handling ease and shooting response for an improved user experience.

Ease of Operation

Simple, intuitive operation is assured by a Full Auto mode that provides point-and-shoot operating ease. In addition, there are five Scene Program modes (Portrait, Night Scene, Landscape-Portrait, Landscape, and Self-Portrait) with optimized settings for frequently encountered shooting situations.

Versatile White Balance Settings

In addition to an auto white balance mode that assures faithful reproduction of skin tones, four preset white balance settings are provided (Daylight, Overcast, Tungsten Light, Fluorescent Light).

Light Metering Modes

Two light metering modes are offered: digital ESP metering, which ensures natural-looking exposures even when shooting in backlight or in high-contrast situations; and spot metering, which allows exposure values to be set to suit a specific area of the composition.

Exposure Compensation

Exposure compensation of up to ±2EV can be set in 1/3EV increments.

Easy-to-Use In-Camera Image Editing Functions

A number of still-image editing operations can be performed directly in the camera, eliminating the need to download images to a personal computer for editing. Because the edited version is automatically stored in a separate area of memory, there is no need to worry that the original image will be overwritten.

-Crop and Merge (2-in-1) Function

When this feature is activated, the camera automatically combines the next two shots into a single split-screen image.

-Monochrome & Sepia Modes

Monochrome or sepia-tone versions of photos taken in color can be saved separately at the touch of a button.

-Resize Function

The Resize function saves a smaller-sized duplicate of the original image, making it possible to create photo e-mail attachments right in the camera.

All-in-One Package

All-in-one package includes everything necessary for image editing and storage, allowing entry-level users to begin enjoying digital photography right away.

Long-life Batteries for Worry-Free Shooting

To ensure worry-free shooting, the dedicated rechargeable lithium-ion battery provides power for approximately 150 shots under normal operating conditions. Recharging time is approximately 2 hours.

* Test conditions for normal operation: repeated 2-shot shutter release followed by 10 minutes of rest; one zoom round trip per shot; HQ mode; LCD monitor and flash used on 50% of shots; no digital zoom, image display or file downloading; 25°C ambient temperature.

QuickTime Motion-JPEG Shooting

QuickTime Motion-JPEG movies with a frame advance speed of 15 frames-per-second can be recorded. Up to about 16 seconds can be recorded at a resolution of 320 x 240 pixels, and up to about 70 seconds can be recorded at a resolution of 160 x 120 pixels.

HOW TO PLACE ADVANCE ORDERS

In Japan, the Ferrari DIGITAL MODEL 2003 will be available only from Olympus AVS Co., Ltd. by placing an advance order as described below. (If the number of orders received exceeds 1,000 units, a lottery will be held.) Shipment of cameras is scheduled for mid-November 2003.

Online Orders

Orders can be placed at the Olympus website between October 10 and October 30, 2003, via a special form provided for that purpose.

Circuit Orders (valid Japan GP ticket holders only)

Orders can also be placed October 10~12 at the Olympus booth at the Suzuka Circuit in Mie Prefecture, site of the Japan Grand Prix.

PRODUCT DISPLAY

Samples of the Ferrari DIGITAL MODEL 2003 will be on display as described below.
Suzuka Circuit (October 10~12; Japan GP admission ticket required)

Olympus Plaza Tokyo (October 10~30)
Ogawa-cho Mitsui Bldg.
1-3-1 Ogawa-cho, Kanda
Chiyoda-ku, Tokyo 101-0052
Tel: 03-3292-3403 10:00~18:00 (closed Sundays and holidays)

Olympus Plaza Osaka (October 10~30)
Olympus Osaka Center 2F
2-12-26 Minami-Funaba
Chuo-ku, Osaka 542-0081
Tel: 06-6252-6995 10:00~18:00 (closed Saturdays, Sundays and holidays)
Note: Further information will be posted on the Olympus website on October 10.

Ferrari DIGITAL MODEL 2003

Specifications

Number of Effective Pixels		4.0 million pixels
Image Pickup Element		CCD
Lens	Structure	5 elements in 3 groups Include 3 glass aspherical lenses
	Focal Length	5.8 – 17.4 mm (Equivalent to 35mm zoom in 35 – 105 mm film format)
	F No.	F3.1(W)~F5.2(T)
	Digital Zoom	Seamless to 12x (3x optical and 4x digital combined)
	Working Range	Standard mode:0.5 m - infinity Macro mode:0.2 m - infinity
Recording	Still Image Recording System	JPEG (DCF:Design rule for Camera File system), DPOF compatible, Exif2.2, PRINT Image Matching II
	Still Image Storage Capacity *When using bundled 16 MB xD-Picture Card	2272 x 1704 / SHQ: Approx. 5 images, HQ: Approx. 16 images 2048 x 1536 / SQI Approx. 20 images, 1600 x 1200/SQ2: Approx. 24 images 1280 x 960 / SQ2: Approx. 38 images 1024 x 768 / SQ2: Approx. 58 images

		640 x 480 / SQ2: Approx. 99 images
	Motion Image: Recording System (w/o voice)	QuickTime Motion JPEG support (Frame rate: 15fps)
	Motion Image: Storage Capacity	320 x 240 pixels (HQ): up to 16 sec. 160 x 120 pixels (SQ): up to 70sec. *When using min. 16 MB xD-Picture Card (no optical zoom)
	Recording Media	xD-Picture Card (16, 32, 64,128, 256, 512MB)
Viewfinder		Optical real image
LCD Monitor	Size/Type	1.5-inch TFT color LCD
	Number of Pixels	Approx. 134,000 pixels
Playback	Still Image: Close-up	Magnification: 1.5x/2.0x/2.5x/3.0x/3.5x/4.0x
	Still Image: Index display	Divided into 4/9/16 parts
	Still Image: Image rotation	90 degrees/- 90 degrees (Rotation information will be written in Exif)
	Still Image: Slideshow	Yes
	Motion Image: Playback	Normal, Frame-by-frame
Sensitivity	AUTO	ISO approx. 64-250
Focusing System	Auto Focus	TTL contrast detection system
Still Image: Exposure Control	Mode	Programmed Auto
		Scene programmed (portraits, landscape-portrait, landscape, night scene, self-portrait)
	Shutter Speed	1/2 to 1/1000 sec (Night Scene: up to 4sec)
	Exposure Compensation	±2EV in 1/3EV-step increments metering
White Balance		Full-auto Presets (Daylight, overcast, tungsten light, fluorescent light)
Photometric Systems		Digital ESP metering Spot metering system
Flash	Flash Working Range	W: Approx. 0.2m-3.6m T: Approx. 0.2m-2.0m
	Flash Modes	Auto (automatic flash activation in low light or backlight) Red-eye reduction Fill-in Off
	Exposure Compensation	±2EV in 1/3EV-step increments metering
Sequence Mode		Approx. 1.0 frames/sec. (in HQ mode) more than 4 frames

Special Functions	Function Shooting	Crop and merge (2 in 1) function
	Panorama	Yes (only with Olympus Branded xD-Picture Card and Camedia Master)
	Still Image Edit	Monochrome, Sepia, Resize (640x480, 320x240)
	Motion Image Edit	Index image creation
	Special Image Editing	TruePic
Weather-proofing		Equivalent to IEC Standard Publication 529 IPX4, protection from water splashed from any direction
External Connectors	PC	USB interface (Win XP/Me/98/98SE/2000, Mac OS 9.0~9.2/X)
	TV (NTSC)	Video output terminal
	Power Supply	DC input terminal
Power Supply	AC adaptor	D-7AC (Optional)
	Battery	Lithium-ion rechargeable battery (LI-10B)
Dimension		99.0 (W) x 56.0 (H) x 33.5 (D) mm (excluding protrusions)
Weight		165 g (excluding batteries and media card)
Accessories (Bundled)		"Ferrari DIGITAL MODEL 2003"Camera Case "Ferrari DIGITAL MODEL 2003"Camera Strap Certificato (w/special serial number stamped) Greeting Card (w/autographed photos of Michael Schumacher and Rubens Barrichello) xD-Picture Card (16MB) USB cable AV cable CD-ROM (CAMEDIA Information Disk) Lithium-ion rechargeable battery Battery charger Battery charger power cable Remote Controller

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

October 10, 2003

OLYMPUS BEGINS OFFERING "OLYMPUS GLOBAL PRO SERVICE" EXCLUSIVELY FOR PROFESSIONAL USERS

Information in this news release applies to the Japanese market only.

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce today's release of the "Olympus E-System," a digital single-lens reflex (SLR) camera system with interchangeable lenses designed and developed exclusively for digital photography and compliant with Four Thirds System standards. Starting November 1, 2003*, the company will also launch the "Olympus Global Pro Service" exclusively for professional users in Japan, the United States and Europe.

The "Olympus E-System" is a digital single-lens reflex (SLR) camera system with interchangeable lenses developed solely for digital photography and designed to achieve high quality digital images. The system also adopts the Four Thirds System standards. Sales began today for the main features of the system, the E-1 body and four interchangeable "ZUIKO DIGITAL" lenses plus accessories, which are made for professionals. Olympus also uses this occasion to announce the upcoming launch of its exclusive "Olympus Global Pro Service" for professional users. The service is scheduled to begin starting November 1.*

The "Olympus Global Pro Service" is offered exclusively to registered, professional users of the "Olympus E-System," who must meet certain predetermined criteria. After registering, an ID card is issued, enabling the professional user to take advantage of attentive support worldwide, accessible by the user's ID number. The exclusive technical support will first start in Japan, Asia, Europe and North America and will gradually expand elsewhere. In addition to this type of face-to-face, over-the-counter technical support, Olympus will simultaneously launch the Olympus Global Pro Service information Website to offer extensive support services to professional users.

* The actual launch date may vary in different regions.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

This information is announced in Japan.

The World's Fastest Full-Color Printer — 105 Pages Per Minute
High-speed full-color printing at just ¥2.5 per page

The ORPHIS HC5000 New-Generation Printer

Developed jointly by Olympus Corporation and Riso Kagaku Corporation



Olympus Corporation

Riso Kagaku Corporation

Olympus Corporation (President: Tsuyoshi Kikukawa, hereinafter referred to as "Olympus") and Riso Kagaku Corporation (President: Akira Hayama, hereinafter referred to as "Riso Kagaku"), have jointly developed a high-speed printer based on ink-jet technology. The ORPHIS HC5000 will be launched on Tuesday, December 9, 2003, by Riso Kagaku. With a print speed of 105 pages per minute*1, it is the world's fastest*2 full-color business printer.

*1 For A4 size, long-edge feed, simplex, continuous printing in standard mode.
*2 Based on sheet-feed type full-color print-on-demand printers available as of October 2003.

The ORPHIS HC5000 provides full-color inkjet printing using cyan, magenta, yellow and black (CMYK) inks. One line-head unit has been allocated for each color, and the four units are arranged face-down relative to the fed paper. The printer also has a paper turning mechanism, allowing duplex printing with a single feed action.

Running costs are ¥2.5 per page*3. The printer can accommodate paper sizes from post card up to A3 wide (340mmx550mm). It is also possible to print full-color envelopes for direct mail use or to print company name on them, by using specially supplied stationery.

*3 The stated cost is an estimate for an A4 page printed at standard resolution with 5% coverage for each color (CMYK). The amount does not include the cost of paper.

The ORPHIS HC5000 is the first product based on the "ComuColor™" concept, a full-color printing solution proposed by Riso Kagaku. ComuColor™ was developed to expand the scope for communication by paper by providing an easier way to create convincing color documents through high-speed, low-cost, print-on-demand capabilities for high-volume printing applications. This new technology overturns the assumption that high-volume color printing always involves high costs and long delivery times. ComuColor™ meets the needs of those who want to present graphs and photographs in color for improved clarity and attractiveness, or who want a fast and economic way to produce large volumes of color printing.

The main users of the ORPHIS HC5000 are likely to be corporate printing departments and sales promotion departments responsible for the production of manuals and sales tools. Another key market will be government agencies and offices which need to print notices, announcements and newsletters for local communities. Educational institutions are also expected to use the ORPHIS HC5000 to print teaching materials, presentation documents and other items. Print shops will be another key market.

The ORPHIS HC5000 is ideal for a wide range of printing uses, from manuals and presentation materials containing numerous color photographs, graphs and illustrations, to newsletters, notices, flyers, leaflets, direct mail and other sales tools. Print shops are expected to welcome the high speed and low running costs of the ORPHIS HC5000, which make it the ideal printer for high-speed, low-cost color printing services.

A product launch presentation for the ORPHIS HC5000 is planned for December 9 (Tuesday) and December 10 (Wednesday), 2003. The event will be held at the Tokyo International Forum.

Product Name, Launch Date, Price

Product name	ORPHIS HC5000
Price	¥3,370,000 (tentative)
Planned launch date	Tuesday, December 9, 2003 (initially limited to Tokyo, Osaka and Nagoya areas)
Sales target	2,000 units per year

Features of the ORPHIS HC5000

1) High-Speed Duplex Printing

In simplex mode, the ORPHIS HC5000 can print 105 sheets per minute. Its duplex printing speed is also very impressive at 37 sheets per minute (A4 size, long-edge feed, continuous printing in standard mode). Even high-volume color printing jobs can be completed quickly.

2) Full-Color Printing with Low Running Costs

At just ¥2.5 per page, running costs are between one-third and one-tenth of costs with standard color printers.

3) Plateless Digital Printing System and Document Sorting

Because no printing plates are required, even material that differs from sheet to sheet can be printed in full color at low cost. The ORPHIS HC5000 supports digital sorting, which enhances printing efficiency by eliminating the need to sort documents after printing. The new printer is also suitable for a variable data printing environment.

4) Support for Wide Range of Paper Types

Paper sizes from postcard up to A3 wide can be used. Specially designed envelopes will be introduced progressively in Cho 3, You 0 and Kaku 2 sizes. The printer is capable of full-color envelope printing for direct mail or business use. Both standard and wood-free paper can be used. Special papers designed to enhance print quality will also be available.

5) Built-in Proprietary RIP (Adobe® and PostScript®3™ Included as Standard Features)

The printer incorporates a proprietary raster image processor (RIP) as its image creating device. Adobe® and PostScript®3™, which are widely used as page description languages for design work, are included as standard features. The ORPHIS HC5000 can be used as an output device for document data created on high-performance graphic software.

6) Extensive Support for Network Printing, Can be Combined with Scanner for Multifunction Capabilities

The ORPHIS HC5000 has proprietary network connection specifications that allow a single master unit to control printing on four slave units. With the clustering function, it is possible to print 210 full-color pages a minute by dividing the job between the master unit and any slave unit. If a designated scanner is added, the ORPHIS HC5000 can be used to copy paper documents.

Consumables (Sold Separately)

<Ink>

Product Name	Unit	Price (planed)
RISO HC Ink Cyan	1,000ml／unit	33,500yen
RISO HC Ink Magenta	1,000ml／unit	33,500yen
RISO HC Ink Yellow	1,000ml／unit	33,500yen
RISO HC Ink Black	1,000ml／unit	33,500yen

(Tax is excluded from price)

<Paper>

Product Name	Unit	Price (planed)
RISO HC Paper mat IJ A3	500sheets x 3/ packet	18,000 yen
RISO HC Paper mat IJ B4	500sheets x 3/ packet	13,500 yen
RISO HC Paper mat IJ A4	500sheets x 4/ packet	12,000 yen
RISO HC Paper IJ A3	500sheets x 3/ packet	5,940 yen
RISO HC Paper IJ B4	500sheets x 5/ packet	7,425 yen
RISO HC Paper IJ A4	500sheets x 5/ packet	4,950 yen
RISO HC Paper IJ B5	500sheets x 5/ packet	3,725 yen

(Tax is excluded from price)

The Development of the ORPHIS HC5000

Research by the Japan Business Machine and Information System Industries Association (JBMIA) shows that domestic shipments of color copiers increased by 62% in volume terms in the year ended March 2003. This trend reflects growth in the demand for color documents. While it is now relatively easy to produce full-color printed documents, there is a need in the business sector for economical, high-speed, on-demand printing systems for high-volume tasks. The ORPHIS HC5000 is an advanced full-color printer designed to meet this need. The key to the speed and economy of the ORPHIS HC5000 is its line head inkjet print engine.

The ORPHIS HC5000 was jointly developed by Olympus and Riso Kagaku. Olympus handled the development of the inkjet heads, while Riso Kagaku was responsible for the inks and peripheral technologies. Technology created by Olympus through its involvement in such areas as high-speed, wide-format color inkjet printers for industrial use was combined with expertise accumulated by Riso Kagaku through the development, manufacture and sale of its Risograph series of digital printer-duplicators. The result is a business-use sheet-feed printer capable of printing on paper sizes up to A3 wide, and the world's first high-speed full-color sheet-feed printer with an inkjet line head system.

The ORPHIS HC5000 will be marketed by Riso Kagaku. Its flagship Risograph series systems are used extensively in over 150 countries. Riso Kagaku will handle sales, technical support and the supply of consumables primarily through its network of 18 sales offices and 41 branches in Japan and 16 overseas subsidiaries. That network represents an important resource of marketing skills and product knowledge and will be a major force for future sales of the new printer.

On September 12, 2003, Olympus and Riso Kagaku established ORTEK Corporation (head office: Shinjuku-ku, Tokyo, President: Sei'ichi Nomiyama) in preparation for the launch of the ORPHIS HC5000. The mission of the new company is to create new business opportunities relating to inkjet technology, starting with the launch of the ORPHIS HC5000.

Principal Specifications of the ORPHIS HC5000

Item		Specification
Printing method		Line head type, inkjet
Resolution		High-resolution: 900dpi equivalent, normal resolution: 600dpi equivalent (with character smoothing)
Print head		Piezo, physical resolution 300dpi, 8 gray-scale maximum
Ink		Oil base pigment ink, 1,000 ml for each color (CMYK)
Print speed		Simplex: 105ppm, Duplex: 37ppm (A4 size, long-edge feed, continuous printing in standard mode)
Paper sizes	Front tray	A3 maximum, B5 minimum
	Tray	A3 wide (340mm × 550mm) maximum Postcard size (90mm × 140mm) minimum
Effective printing area		316mm × 460mm maximum (Maximum border 1mm on all sides, with A3 size or smaller)
Tray capacity		Front trays: Upper tray 1,000 sheets, lower tray 500 sheets/ Tray : 1,000 sheets, trays selectable
Paper stacker capacity		1,000 sheets
RIP	CPU	Celeron 1.2GHZ
	Memory capacity	128Mitsubishi
	Hard disk	20GB
	PDL	Adobe® PostScript®3™
	Printer fonts	2 Japanese (Ryumin Light-KL, Medium Gothic BBB), Western: 139
	Interface	Ethernet : 100Base-TX/10Base-T
	Protocols	TCP/IP、AppleTalk
	OS	Windows®Me, 2000, XP, Mac®OS9, Mac®OSX
Power source		AC100V、50/60Hz、12A or higher
Power consumption		700W maximum, 300W or less on standby, 70W or less in sleep mode
Dimensions		Ready for use: 1,780 mm(W) × 695 mm(D) × 1,135 mm(H) Packed: 1,180 mm(W) × 695 mm(D) × 1,135 mm(H)
Weight		Approx. 256kg (including stand)

* Specifications are subject to change without notice.